[HUDSON TECHNOLOGIES, INC-LETTERHEAD]

August 21, 2008

Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Hudson Technologies, Inc.
Pre-Effective Amendment No 1 to Registration Statement on Form S-3,
filed July 30, 2008
File No. 333-151973

Dear Ms. Hardy:

Hudson Technologies, Inc. (the “Company”, “we” or “our”) is providing the following responses to the comments contained in your letter dated August 13, 2008 (the “Comment Letter”) regarding: (i) Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2008 (the “S-3”); and (ii) the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (“Form 10-KSB”). We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter. In response to the Comment Letter, the Company is also filing with the Commission Amendment No. 2 to the S-3 (“Amendment No. 2”)

S-3

Description of Preferred Stock, page 3

1.	The language in the first sentence of the fourth paragraph in the Description of Preferred Stock section has been revised as requested in Amendment No. 2.

Conversion Rights, page 5; Conversion of Exchange Rights, page 9

2.	The parenthetical reference to “other securities” has been deleted from the revised language appearing on page 5 and 9 of the prospectus included in Amendment no. 2.

Exhibit 5

3.
A new legality opinion has been filed as Exhibit 5 to Amendment No. 2. The Company will, of course, provide the Staff with sufficient time to review the opinion prior to requesting acceleration of effectiveness of the S-3.

Form 10-KSB

Results of Operations, page 13

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006, pg. 13

4.
The Company confirms to the Staff that it will include the proposed revised Management’s Discussion and Analysis disclosure set forth in response no. 23 of the Company’s July 30, 2008 letter to the Staff in the Company’s applicable future filings.

Note 1 - Summary of Significant Accounting Policies, page 36

Revenue and Costs of Sales, page 37

5.	The Company has reviewed its response in light of the Staff’s comments and is providing the following additional information to supplement the original response:

As requested, we are providing the Staff, on a supplemental basis, Appendix I attached to this letter (“Pages HT00001 through HT 00003”), certain financial information as of January 31, 2008. The information provided in HT00001 through HT00003 is information provided to the Company’s Board of Directors and utilized by the Company’s Chief Executive Officer (“CEO”), its President and Chief Operating Officer (“COO”), its Chief Financial Officer (“CFO”), and its Vice President of Sales (collectively, the “CODMs”). In addition to this financial information, included on Appendix II attached to this letter is a list of other financial information that is usually generated on a monthly basis and is presented and utilized by the Board of Directors or the CODMs. All such financial information is identical in form to the financial information that has been presented to both the Board of Directors and CODMs for more than four years. It provides detail to the Company’s revenues, but there is no discrete financial information that attempts to disaggregate operations beyond revenue. The financial information included in HT0001-0003 has never been publicly disclosed, is unaudited and does not conform to Generally Accepted Accounting Principles.

The CODMs of the Company do not manage or distinguish financial results as being generated by either RefrigerantSide® Services or Refrigerant Product Services, rather they operate and manage these revenues streams as one unit. Consequently, the CODMs do not receive and review any financial information other than the data that is provided in this response or listed on Appendix I and II.

RefrigerantSide® Services and Refrigerant Product Services are labels assigned to our offerings and are used externally for sales and marketing purposes. To our current and prospective customers, RefrigerantSide® Services is primarily a service offering and Refrigerant Product Services is primarily a product offering. Internally, however, the only distinction between these offerings is whether or not the customer retains title to the refrigerant. Where the customer retains title and we clean and return the refrigerant, we provide a service. When we purchase the dirty refrigerant and then resell the clean refrigerant we are then selling a product. The functionality of the equipment and the support mechanisms within the Company for both revenue streams remain the same. Each of our various facilities and personnel equally support all offerings. In short, our management, employees, facilities, and corporate resources perform and support these offerings equally and simultaneously.

Although externally these offerings may appear to be separate operating components, in actuality they are not. The same equipment and labor processes are used to provide RefrigerantSide® Services and Refrigerant Product Services. As more fully demonstrated below, we do not maintain discrete financial information for each of these offerings, nor do we review financial results, allocate resources or make business decisions amongst RefrigerantSide® Services or Refrigerant Product Services. Moreover, consistent with our internal treatment of RefrigerantSide® Services and Refrigerant Product Services as one offering, we do not have a separate CODM for these offerings or any employee whose duties and responsibilities would result in their being considered a CODM for each of these offerings. As clearly demonstrated by the foregoing facts and the information provided below, neither RefrigerantSide® Services nor Refrigerant Product Services satisfy the criteria for separate operating segments as set forth in paragraphs 10 (b) and (c) of SFAS 131.

The most important financial information utilized by the Company’s management for evaluation purposes has been provided in Appendix I, which includes (i) the “Comparative P&L Summary” (HT00001), which is the summary of financial results, and (ii) the “Comparative Income Statement” (HT00002-HT00003), which presents: (a) our various revenues streams of refrigerant sales, in-plant sales and on-site sales; (b) gross profit; and, (c) net income. For marketing purposes, refrigerant and in-plant revenues are grouped as Refrigerant Product Services and on-site revenues is referred to as RefrigerantSide® Services. It should be noted that the “Comparative Income Statement” summarizes all units by the different facility locations that the Company operates. Each local unit’s income statement is prepared and is formatted identically to the “Comparative Income Statement”. Financial information by location represents the only bifurcation that we provide within our general ledger or other financial information.

All other financial information listed on Appendix II, is informational and provided to the Board and the CODMs for review to support understanding of deviations between our budgeted and actual revenue results and trends. Since we do not operate these revenue streams independently of one another, we do not utilize or create any other financial statements, workpapers or discussion points associated with RefrigerantSide® Services or Refrigerant Product Services on a stand alone basis.

We believe it is important to emphasize the inherent limitations in the data contained in the financial information reviewed by the CODMs and Board of Directors of the Company. The Company is able to accurately determine revenue by its various revenue streams based on the amounts invoiced to customers, which results in the only discrete information available for the different revenue streams. However, the cost of sales information included in the “Comparative Income Statement” does not provide an accurate allocation of costs associated with each of the revenue streams. Rather, where a majority of an expense item is related to a particular revenue stream, 100% of that expense item is charged to that particular revenue stream. In fact, if one believed that cost was relevant by revenue stream, each expense item would have to be examined and a plethora of allocations would need to be created to arrive at a gross profit number by revenue stream. Since in most cases, more than one type of product or service is sold to a customer in a single sale, we believe that attempting to artificially allocate costs to the different offerings would be inaccurate and misleading. Moreover, from management’s perspective, only the aggregate gross profit of the entire sale is relevant. Similarly, the Company’s operating and non-operating expenses are not in any way allocated between the different revenue streams. Accordingly, we are unable to determine the net income of each of the offerings. We also note that RefrigerantSide® Services revenues are expected to continue to decrease, as they have for the past three years, as a percentage of our Company’s overall revenues in the future.

As a consequence of the foregoing, we have not, nor do we believe we could create, accurate, reliable and discrete financial information amongst the revenue lines which is necessary pursuant to paragraph 10(c) of SFAS 131.

Based on the foregoing RefrigerantSide® Services and Refrigerant Product Services do not meet the definition of reporting segments and therefore the Company does not believe it is required to create or present segment reporting.

Closing

The Company is supplementally providing the Staff with two courtesy hard copies of Amendment No. 2, each of which have been marked to show the changes made to address the various comments addressed herein.

We hope that these responses are satisfactory. If you have any questions, please call me at (845) 735-6000 ext. 6015.

Sincerely,
/s/ James R. Buscemi
James R. Buscemi
Chief Financial Officer
JRB/
cc:	Edward Kelly
Ernest M. Greene

FOIA CONFIDENTIAL TREATMENT REQUEST - PORTIONS OF THIS SUPPLEMENTAL
INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY HUDSON TECHNOLOGIES, INC. FOR CONFIDENTIAL TREATMENT
UNDER SEC RULE 83 (17 C.F.R. § 200.83).

REQUEST FOR RETURN OF INFORMATION - PORTIONS OF THIS SUPPLEMENTAL
INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY HUDSON TECHNOLOGIES, INC. FOR THE RETURN OF SUCH INFORMATION
PURSUANT TO RULE 12B-4 PROMULGATED UNDER THE
SECURITIES EXCHANGE ACT OF 1934 (17 C.F.R. § 240.12B-4).

Hudson Technologies, Inc.

* * *

Supplemental Information to
Response Letter Dated August 21, 2008,
Responding to SEC Comment Letter
Dated August 13, 2008

* * *

FOIA CONFIDENTIAL TREATMENT REQUEST - PAGES HT00001 THROUGH HT00003
(WHICH CONSTITUTES APPENDIX I) APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY HUDSON TECHNOLOGIES, INC. FOR CONFIDENTIAL TREATMENT
UNDER SEC RULE 83 (17 C.F.R. § 200.83).

REQUEST FOR RETURN OF INFORMATION - PAGES HT00001 THROUGH HT00003
(WHICH CONSTITUTES APPENDIX I) APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY HUDSON TECHNOLOGIES, INC. FOR THE RETURN OF SUCH INFORMATION PURSUANT
TO RULE 12B-4 PROMULGATED UNDER THE SECURITIES
EXCHANGE ACT OF 1934 (17 C.F.R. § 240.12B-4).

Appendix II:

1)
In addition to the reports incorporated in the Company’s response, we provide to the Company’s Board of Directors the following reports, which provide detail analysis of Refrigerant and In Plant revenues and Refrigerant Inventory.

a)	Pie Chart of Refrigerant Sales $ by type of refrigerant
b)	Pie chart of refrigerant gross margin $ by type of refrigerant
c)	Bar Chart of the refrigerant sales and gross margin $ comparison
d)	Pie chart of the inventory on hand $ value by type of refrigerant
e)	Pie chart of the inventory pounds on hand by type of refrigerant
f)	Pie chart of in-plant service revenue $ by type of service
g)	Pie chart of DuPont service revenue $ by type of service
h)	Bar chart of in-plant service revenue $ by type of service vs. L/Y
i)	Bar chart of DuPont service revenue $ by type of service vs. L/Y
j)	Bar chart of in-plant revenue, cost of sales, and gross profit vs. budget

The Company’s CODM’s additionally receive the following financial reports monthly:

1)
Budget vs. Actual detailed Income statement for the month and YTD in the exact same detail format as the Comparative Income Statement report incorporated in the Company’s response comparing only the current month and the YTD results to Budget. This report does not include any prior year comparative information.

2)
Microanalysis Report is an analytical type report of sales by revenue stream and by specific product or service for the current year compared to last year showing # of units sold, total Sales $, and Average Selling price.

3)	FIFO Report is a detailed Refrigerant Inventory report showing for each SKU in the Company’s inventory the following information:
a)	Quantity on Hand in Units
b)	Quantity on Hand in Pounds
c)	Units Sold
d)	Pounds Sold
e)	On Hand $ Value
f)	On Hand Cost per Pound
g)	Total Cost of Materials Sold
h)	Material Cost of Sales per Pound
i)	Total Sales $
j)	Sales price per Pound
k)	Gross Margin % at the Materials Cost level

4)	Headcount Report is a summary of # of active employees in Full Time equivalents compared to Budget for each of the Company’s location

In addition, for budgetary purposes, the Company’s Board of Directors and CODM’s utilize the following reports:

1) Annual Financial Budget is a detail Income Statement in the exact same detail  format as the Comparative Income Statement report incorporated in the Company’s response showing that level of detail for each month of the fiscal  year and the total for the year.

2) Capital Expenditure Budget is a detail listing of approved capital expenditures for the current fiscal year by quarter, which lists capital expenditures for each of the Company’s locations.